December 17, 2021

VIA EDGAR

U. S. Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C. 20549

Re: Athene Annuity and Life Company (“Registrant”)
Pre-Effective Amendment No. 2 to Registration Statement on Form S-1
File No. 333-252851

Commissioners:

In accordance with Rule 461 under the Securities Act of 1933, the Registrant and Athene Securities, LLC (“Underwriter”), as principal underwriter of the insurance contracts that are the subject of the above-referenced Registration Statement, each hereby requests that the Commission declare the Registration Statement effective December 20, 2021.

To our knowledge no copy of the amended prospectus has been distributed to any prospective investors.

Sincerely,

ATHENE ANNUITY: Athene Annuity and Life Company	UNDERWRITER: Athene Securities, LLC
By: /s/ Ryan Berends Name: Ryan Berends Title: Vice President, Product Development Date: 12/17/2021	By: /s/ Chad M. Batterson Name: Chad M. Batterson Title: President and FINOP Date: 12/17/2021

cc:    Matthew Williams